SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Insurance Series
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Filed by:  Federated Insurance Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Equity Income Fund II
Commission File No. 811-8042

FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

Preliminary, Revised or Final Fact Sheet Issued: 01/20/2010

DATE:                      January 14, 2010
RE:	Federated Insurance Series: Reorganization of Federated Equity Income Fund II into Federated Capital Income Fund II

At its August 14th meeting, the Board of Trustees of Federated Insurance Series (the “Trust”) approved the reorganization of Federated Equity Income Fund II (“Equity Fund”) into Federated Capital Income Fund II (“Capital Fund”). The reorganization is considered to be in the best interests of shareholders and is contingent upon shareholder approval.

•	An N-14 prospectus/proxy statement is scheduled to be mailed to shareholders of record on Friday, January 15, 2010.
•	The Shareholder Meeting Date is scheduled for Friday, February 19, 2010.
•	Pending shareholder approval, the reorganization is scheduled to occur at the close of business on or about Friday, March 12, 2010.

A supplement to the Equity Fund prospectus disclosing the proposed reorganization is available on the SEC’s EDGAR website at:

http://www.sec.gov/Archives/edgar/data/912577/000131814809001606/form.htm.

The following Q&A should provide some answers regarding the reorganization.

Question and Answer

Why has the reorganization been proposed?

Fund management conducted a review of the Trust’s variable annuity product line and determined that it should be streamlined by reducing the number of portfolios in a manner consistent with the best interests of the Trust’s shareholders.

Accordingly, the Board of Equity Fund determined that Equity Fund is not economically viable and that a reorganization into Capital Fund will benefit Equity Fund shareholders with a better three-year total return history as well as a matching investment objective of capital appreciation and a matching Morningstar category of Equity Income. The Board approved the reorganization.

Past performance is no guarantee of future results.

Federated Insurance Series (“Federated”) (ICA No. 811-8042), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS.  Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov).  In addition, documents filed with the SEC by Federated are available free of charge at
1-800-341-7400 or FederatedInvestors.com.

FOR FEDERATED USE ONLY
Not for External Distribution.

Filed by:  Federated Insurance Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Equity Income Fund II
Commission File No. 811-8042

FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

Preliminary, Revised or Final Fact Sheet Issued: 01/20/2010

What are the shareholders being asked to approve?

Shareholders of Equity Fund are being asked to approve a proposed Agreement and Plan of Reorganization pursuant to which Capital Fund, a portfolio of the Trust, would acquire all of the assets of Equity Fund in exchange for Capital Fund shares to be distributed pro rata in complete liquidation and termination of Equity Fund.

What is the anticipated timing for the reorganization?

➢	Preliminary N-14 and Prospectus Supplement Filing Date: 11/12/09
➢	Record Date Established: 12/11/09
➢	Proxy Mailing Initiated: 1/15/10
➢	Solicitation Period: 1/22/10 through 2/19/10
➢	Shareholder Meeting Date: 2/19/10
➢	Conversion Date (if approved): 3/12/10

How does the new fund differ from the existing fund?

Equity Fund and Capital Fund have a similar investment objective – capital appreciation, and are managed using similar investment strategies and invest in similar securities.

Capital Fund seeks to achieve high current income and moderate capital appreciation by investing in both equity and fixed-income securities that have high relative income potential.

Equity Fund seeks to provide above average income and capital appreciation by investing primarily in income-producing equity securities.

Total net expenses with acquired fees for Capital Fund Shares are 10 bps higher than those of Equity Fund. Total net expenses excluding acquired fees are 4 bps lower. Actual total gross expenses for Capital Fund are 24 bps lower. Please review the fee expense comparison table that follows for more detail.

How will shareholders benefit?

Both Equity Fund and Capital Fund have similar investment objectives, are managed using similar investment strategies and invest in similar securities. Potential benefits include a better three-year total return history as well as a matching investment objective of capital appreciation and a matching Morningstar category of Equity Income.

How will the shareholders be notified?

Shareholders will be notified of the reorganization via a Prospectus/Proxy Statement that mails out on or about Friday, January 15, 2010. Additionally, shareholders will be notified by the Insurance Client Partner of fund options remaining under their variable annuity contracts.

Are there tax consequences to the reorganization?

The contracts covering variable insurance products generally provide for the accumulation of all earnings from interest, dividends and capital appreciations without current federal income tax liability for the contract holder, and thus any gain realized by a shareholder as a result of the reorganization would not be subject to current tax.

How does fund performance compare?

The following table compares the Year-to-Date, 1 Year, annualized 3 Year, and 5 Year total return performance of Equity Fund and Capital Fund as of 9/30/09:

	Equity Fund	Capital Fund
Year to Date	9.85%	23.39%
1 Year	-8.40%	7.27%
3 Years	-5.82%	2.48%
5 Years	1.66%	5.99%

Past performance is no guarantee of future results. Performance shown does not reflect charges and expenses of a variable annuity or variable life insurance contract.

How do fee expenses compare?

 Equity Income Fund – and – Capital Income Fund

Fee Type	IFEIF II1	IFCIF II1
Advisory Fee	0.75%	0.75%
12b-1 Fee	0.25%2	None
Other Expenses	1.14%	1.01%
Acquired Fund Fees	0.01%	0.15%
Actual Total Gross Expense	2.15%	1.91%
Waivers, Reductions and Reimbursements	0.97%	0.63%
Actual Total Net Expense with Acquired Fees	1.18%	1.28%
Actual Total Net Expense excluding Acquired Fees	1.17%	1.13%

Footnotes:
1) As of fiscal year ended 12/31/08.
2) Represents gross 12b-1 fees. The Fund does not, and has no intention of, accruing or paying the 12b-1 distribution fee.

Share Class, Fund Numbers & CUSIPs

Fund	Fund #	CUSIP
Federated Equity Income Fund II	834	313916801
Federated Capital Income Fund II	333	313916108

When will the fund be closed to new investment?

If the reorganization is approved by shareholders, Equity Fund will be closed to new investment effective as of the close of business on Thursday, March 11, 2010.

Federated Insurance Series (“Federated”) (ICA No. 811-8042), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS.  Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov).  In addition, documents filed with the SEC by Federated are available free of charge at
1-800-341-7400 or FederatedInvestors.com.

FOR FEDERATED USE ONLY
Not for External Distribution.